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                                 Excerpt from:
                                                                     EXHIBIT F.4
                    ARTICLES OF AMENDMENT AND RESTATEMENT
                                     TO THE
                           ARTICLES OF INCORPORATION
                                       OF
                     ALLIED CAPITAL FINANCIAL CORPORATION
                            (a Maryland corporation)


FOURTH:          A. The total number of shares of stock which the Corporation has authority to issue is twenty million (20,000,000) shares, comprised of (i) two hundred thousand (200,000) shares of Preferred Stock, with a par value of One Hundred Dollars ($100) per share, and (ii) nineteen million eight hundred thousand (19,800,000) shares of Common Stock, with a par value of One-tenth of One Mil ($0.0001) per share. The aggregate par value of all such shares is Twenty Million One Thousand Nine Hundred Eighty Dollars ($20,001,980).

                 B. As to the Common Stock, there shall be no preferences, qualifications, limitations, restrictions or special or relative rights.

                 C. As to the Preferred Stock, the preferences, qualifications, limitations, restrictions and special or relative rights are as follows:

                    1. Voting Rights. The holders of Preferred Stock shall have no voting rights except as to those matters regarding which they are entitled to vote by law.

                    2. Payment of Dividends. To the extent the Corporation issues shares of its Preferred Stock to the Small Business Administration, the Small Business Administration shall be paid from retained earnings an annual four percent (4%) dividend on the par value of its holdings of the Corporation's Preferred Stock, but three percent (3 %) on Preferred Stock issued prior to November 20, 1989. Such dividends shall be payable before any amount shall be set aside for or paid to any other class of stock, and shall be preferred and cumulative, so that in the event the Small Business Administration has received less than four percent (4%) in any fiscal year (three percent (3%) as to Preferred Stock issued prior to November 20, 1989), such dividends shall be without interest thereon.

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Before any declaration of dividends or any distribution (other than to the
Small Business Administration), all dividends accumulated and unpaid on Preferred Stock issued to the Small Business Administration shall be paid.


                    3. Redemption of rights. The Corporation shall be entitled, at its option, to redeem in whole or in part Preferred Stock purchased by the Small Business Administration, on any dividend date (after giving the Small Business Administration at least thirty (30) days' written notice) by paying the Small Business Administration the par value of such securities, but not less than Fifty Thousand Dollars ($50,000.00) par value in any one transaction, and any dividends accumulated and unpaid to the date of such redemption. If not otherwise redeemed, the Corporation shall, within fifteen (15) years of issuance thereof, redeem all of its Preferred Stock issued to the Small Business Administration; the price for such redemption shall be the par value of the subject securities plus any accrued but unpaid dividends.

                    4. Redemption, liquidation or distribution of assets. Before any redemption of securities not purchased by the Small Business Administration, or liquidation in whole or in part, or any distribution of assets to other stockholders, the Small Business Administration shall be paid any amounts due pursuant to paragraph 2 of this Article FOURTH, together with the par value of its Preferred Stock; provided, however, that such par value need not be paid to the Small Business Administration before the distribution of ordinary dividends from retained earnings.